Exhibit 99.6

KPMG LLP
Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 429-1307
Canada	www.kpmg.ca

COMMENTS BY AUDITORS FOR US READERS ON CANADA –US REPORTING DIFFERENCES

To the Board of Directors of Gammon Gold Inc.

In the United States, reporting standards for auditors require:

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the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the Company's internal control over financial reporting. Our report to the shareholders dated March 29, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Company's internal control over financial reporting in the financial statement auditors' report.

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the addition of an explanatory statement with respect to revised financial statements. As discussed in note 1 to the supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles”, the December 31, 2008 consolidated financial statements have been restated to correct misstatements. Our report to the shareholders dated March 29, 2010 is expressed in accordance with Canadian reporting standards, which do not require this reference in the auditors’ report when the revision is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Halifax, Canada

March 29, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.